UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporation Law”), to attend the Annual and Extraordinary General Meeting (“GM”) to be held on April 27, 2018, at 10:00 a.m., at the Company’s headquarters, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo, to consider and vote on the following agenda:

I – Annual General Meeting:

a.    To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2017;

b.    To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends;

c.    To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws;

d.    To elect the members of the Board of Directors;

e.    To elect the members of the Fiscal Council;

f.     To establish the overall compensation to be paid to the Company’s management for the period of May 2018 to April 2019; and

g.    To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2018 to April 2019.

II – Extraordinary General Meeting:

a.    To approve an increase in the Company’s capital stock in the total amount of R$ 280,190,721.14 (two-hundred and eighty million, one-hundred and ninety thousand, seven-hundred and twenty-one reais and fourteen cents) with the issuance of new common registered, nominative shares, with no par value, for the price per share calculated by the simple average of the daily price of negotiation of the Company’s shares in B3 in the last 30 stock exchange sessions before the present call notice;

b.    To approve the amendment of the Company’s Bylaws, according to the Management Proposal, to: (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs; (II) reflect the capital increase with the amendment of article 5; (III) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018; (IV) change the number of members of the Board of Executive Officers, with the creation of a position, as well as with the change of competences established, with the amendment of the caput of article 18 and inclusion of sub item (iv) in item (b) and inclusion of item (h); (V) exclusion of repeated term in article 20; (VI) extinguish the Reserve for Adjustments to the Concession Financial Assets with the exclusion of item (c) of paragraph 2 of article 27; (VII) change of all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and (VIII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above;

c.    To approve the consolidation of the Company’s Bylaws; and

d.    To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.

General Information:

1.            The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Banco do Brasil S.A., Company’s registrar agent, and bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated regulations of the Fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2.           Any shareholder may appoint a proxy to attend the GM and vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers of representation at the GM; (ii) bylaws or articles of association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

3.           The Company requests that all proxy granted in Brazil have the signature recognized by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled and translated to Portuguese by a certified translator and registered with the appropriate registry of titles and deeds, according to the legislation currently in force.

4.           Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5.           To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the GM, as provided in the main section of article 11 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and vote even if they had not submitted said documents in advance.

6.           Under CVM Instruction No. 481 of 2009, as amended (“CVM Instruction 481”), issued by the CVM, the Company has adopted the distance voting system, thus allowing the shareholders to take part in the GM by completing and handing over the distance voting form to the custodians, to the registrar or directly to the Company, following the instructions set out in the Management Proposal.

7.           Pursuant to CVM Instruction No. 165/91, as amended, the minimum percentage of voting capital required to request cumulative voting for electing the members of the Board of Directors is five percent (5%), and said right must be exercised by shareholders at least 48 (forty-eight) hours prior to the GM, pursuant to article 141, paragraph 1 of the Brazilian Corporation Law.

8.           Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction No. 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of the CVM (www.cvm.gov.br), the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Campinas, March 28th, 2018

Yuhai Hu

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.